EXHIBIT 23.02

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Macromedia, Inc.

We consent to incorporation by reference in this registration statement on Form S-8 of Macromedia, Inc. (to be filed on or about November 23, 2004) of our report dated April 22, 2004, relating to the consolidated balance sheets of Macromedia, Inc. and subsidiaries as of March 31, 2004 and 2003, the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2004, and the accompanying financial statement schedule, which report appears in the March 31, 2004 annual report on Form 10-K of Macromedia, Inc.

Our report refers to the Company’s change in method of accounting for goodwill and other intangible assets on April 1, 2002, as discussed in Note 2 to the consolidated financial statements.

/s/ KPMG LLP

Mountain View, California

November 18, 2004